

October 28, 2011

Matthew Ivers
Senior Vice President and Chief Financial Officer
Alarion Financial Services, Inc.
One Northeast First Avenue
Ocala, Florida 34470

Re: **Alarion Financial Services, Inc.**
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 31, 2011
Form 10-Q for the Quarterly Period Ended March 31, 2011
Filed May 16, 2011
Form 10-Q for the Quarterly Period Ended June 30, 2011
Filed August 15, 2011
File No. 000-51843

Dear Mr. Ivers:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Critical Accounting Policies, page 3

1. Please revise future filings here and in the footnotes to the financial statements to disclose whether management believes that the allowance for loan losses (ALL) is appropriate at each balance sheet date based on the requirements of US GAAP.

The reference to adequacy of the ALL refers to whether the ALL is sufficient for the risk inherent in the portfolio as of the balance sheet date and does not necessarily mean that the level of the ALL is appropriate under GAAP.

Regulatory Matters, page 4

2. Please provide us and revise future filings to include an expanded discussion of the memorandum of understanding (MOU) entered into with your regulators, addressing each of the following:

- Please identify the regulators.

- Please disclose when the MOU was entered into.

- Please provide a discussion of each item covered by the MOU, including timelines and quantification of the goals to be achieved, as appropriate.

- Please clarify your disclosure that you are in compliance with all provisions of the MOU with your disclosure that you believe you are in substantive compliance with the provisions of the MOU at this time, including how you made that determination.

- Please include a reference to the MOU in all filings made under the '34 Act until it is resolved, including updates of its provisions and your compliance therewith.

Lending Activities, page 5

3. Please provide us and revise future filings to include an expanded discussion of your underwriting policies and procedures. Your current disclosures appear overall generalized and could apply to any lending institution. Please revise this section or elsewhere, as appropriate to address the following:

- Provide a detailed discussion of the underwriting policies and procedures you follow in determining the appropriateness of issuing a loan. Your revisions should provide a chronology of the underwriting policies and procedures used to underwrite the loans held in your portfolio and not merely a discussion of your current policies.

- Discuss acceptable loan to value ratios, FICO scores, and all other significant criteria you apply in determining whether to underwrite a loan. In this regard, discuss how your criteria have changed (e.g. loosened or tightened) as you have progressed through the current economic cycle, if applicable.

- Discuss whether or not you have underwritten any sub-prime loans, including how you define that term; hybrid loans, low documentation or no documentation loans and describe their characteristics and terms, as applicable. Include qualitative and quantitative information for these loans.

- Describe the types of variable rate interest loans that you underwrite and whether or not they are underwritten at the fully indexed rate, clarifying how you capture interest rate risk in determining whether or not to underwrite them.

- For your acquisition, construction and development loans, describe in detail how you monitor these loans, including the associated projects, and the extent to which they include interest reserves.

- Regarding your second mortgage loans (home equity), please disclose the extent to which you hold the first mortgages and to discuss how you monitor the borrower's risk of default on the first mortgage for loans where you do not hold the first mortgage.

- Clarify your reference in footnote 3 to the financial statements to interest only loans, discussing the extent to which you underwritten loans that provide an interest only feature. Please quantify the amount of these loans in your portfolio by loan type.

Management's Discussion and Analysis of financial Condition and Results of Operations

Classification of Assets and Potential Problem Loans, page 32

4. Please tell us and revise future filings to discuss how you consider all historical loss information when collectively evaluating loans for impairment and discuss the historical periods specifically considered in your analysis. In your disclosure, present additional granularity regarding any adjustments made to historical losses and, if applicable, discuss adjustments made by class or portfolio segment for each period presented and discuss the specific facts and circumstances that is the basis for such adjustments.

5. Please tell us in detail and revise your future filings to more comprehensively bridge the gap between changes in the credit quality of your loan portfolio and the amount of your provision for loan losses recorded during the period and the amount of the allowance for loan losses at period end. Please be as specific and detailed as needed to provide an investor with a clear understanding of the observed change in the credit quality of your loan portfolio and how this change, as well as any other key drivers, impact each component of the allowance for loan losses. In your response, please address the periods disclosed in this Form 10-K and the periods reported on Form 10-Q through June 30, 2011.

6. Please tell us and revise your future filings to disclose the following information related to your troubled debt restructurings:

- How you consider restructured loans in your determination and presentation of nonperforming loans;

- Discuss how you identify loans to be restructured;

- Quantify the amount of restructured loans (by loan type), and aggregate the amounts in accrual and nonaccrual status;

- Quantify the types of concessions you have made (e.g. reduction of interest rate, payment extensions, forgiveness of principal, forbearance or other actions) and discuss your success with the different types of concessions (qualitatively and quantitatively);

- Disclose your policy regarding how many payments the borrower needs to make on the restructured loans before you return the loan to accrual status; and

- Discuss how restructured loans impact the timing of the recording of the allowance for loan losses. For example, discuss whether the largest effect of the loan modification is recorded during the period of the modification or whether the modification has largely been reserved for under your normal reserving methodology.

Investment Securities, page 37

7. Please tell us and revise future filings to disclose whether your mortgage backed securities are non-agency issued or government sponsored entity (GSE) issued. To the extent you hold non-agency issued MBS, revise to discuss the specific nature of the underlying loans, where in the waterfall of payments your securities are and to separately quantify the amount of non-agency and GSE issued securities you hold.

Exhibit 13.1

Notes to Consolidated Financial Statements

Note (2) Securities Available for Sale

8. Please revise future filings to include the required assertions regarding your other than temporary impairment policy required by ASC 320-10. Specifically, include the assertion about whether it is more likely than not you will be required to sell

the securities before recovery of its amortized basis. If true, please confirm these
assertions in your response letter to address December 31, 2010 and March 31,
2011 and June 30, 2011.

Note (3) Loans

9. We note the "Other" classification within your real estate portfolio makes up
approximately 25% of your total loan portfolio. Please tell us and revise future
filings to discuss what types of loans are in this classification and why they do not
fit into the other classifications in your real estate portfolio.

10. Please tell us and revise future filings to disclose the allowance for loan loss and
the recorded investment in financing receivables by impairment method
(collectively evaluated, individually evaluated, acquired with deteriorated credit
quality). Refer to ASC 310-10-50-11B (g) and (h); 310-10-50-11C; 310-10-55-7
(p.24).

11. Please tell us and revise future filings to disclose the amount of any purchases,
sales or reclassifications to loans held for sale. Refer to ASC 310-10-50-11B (e)
and (f).

12. Please tell us and revise future filings to include a discussion of the risk
characteristics of each segment of your loan portfolio. We note the disclosures of
risks of lending in your Form 10-K, which appear generalized and applicable to
any lending institution, and the disclosures in the footnotes to the financial
statements in the Form 10-Q for the period ended June 30, 2011, which appear to
focus on general underwriting criteria instead of the risk characteristics of your
portfolio segments. Refer to ASC 310-10-50-11B(a)(1)(ii).

Note (9)-Income Taxes

13. Please tell us how you determined that a valuation allowance was not necessary
for deferred tax assets. Please provide detailed disclosure of both the positive and
negative evidence used to support your decision under ASC Subtopic 740-10-30-
21 and 22. Also, we emphasize ASC Subtopic 740-10-30-23. In this regard, the
cumulative loss in recent years is a significant piece of objective negative
evidence that is difficult to overcome.

Note (18) Fair Value Measurements

14. Please tell us and revise future filings to disclose if and how often you obtain
updated appraisals for impaired loans. Please describe in detail any adjustments
you make to the appraised values including those made as a result of outdated

appraisals. Also, discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

*   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or me at (202) 551-3851 if you have any questions regarding the above comments.

Sincerely,

/s/ Paul Cline

Paul Cline
Staff Accountant